Exhibit 99.1

FOR IMMEDIATE RELEASE

DragonWave, MADA Kuwait Announce Backhaul Supplier Agreement for Country’s Largest Wireless Broadband Network

Horizon Compact and Horizon Quantum selected for spectral efficiency and unmatched throughput and operational flexibility

Ottawa, Canada, December 17, 2013 - DragonWave Inc., (TSX: DWI; NASDAQ: DRWI) a leading global supplier of packet microwave radio systems for mobile and access networks, today announced it has become the single-source microwave backhaul supplier for MADA Communications Kuwait in its multi-million dollar network deployment. Enabling Multi Gigabit speeds with minimal latency and ease of capacity upgrades, DragonWave’s Horizon Compact and Quantum products allows MADA’s network to expand effortlessly to the increasing demand for bandwidth from their customer base.

“Our commitment to our valued business and consumer customers is to deliver the most advanced and reliable services today and in the future,” said Charles El Hajj, CEO of MADA Communications. “The DragonWave Horizon Compact and Quantum backhaul solution provides both the unmatched throughput and low level of latency that’s crucial to ensure consistent, advanced service performance, such as video streaming over IP. Our agreement with Dragonwave also leverages our existing last mile network investment and our future expansion and development without having to purchase extra spectrum. Due to the high spectral efficiency of the packet microwave radios, we are able to maximize the volume of services provided over our existing network links.”

MADA provides high capacity Wireless Broadband nationwide in Kuwait, using different technology for corporate and residential. Such technologies include WiMAX-e and others to provide corporate users with capacities of 100 mbps with low latency and high reliability. MADA is relying exclusively on the DragonWave solution for its microwave backhaul for this component of the network.  DragonWave’s Horizon Compact, a single, small, all-outdoor chassis integrating traditional split indoor modem and outdoor radio functionality, will backhaul the traffic to MADA’s wireless broadband network core, where the Horizon Quantum delivers resilient, high-capacity transport. Optimized for 4G Long Term Evolution (LTE) services, the Horizon Quantum leverages a range of technology innovations—higher-order modulation, packet-based architectures which enable statistical multiplexing, XPIC and bandwidth-optimization techniques, among them—to reap maximum capacity from MADA’s backhaul spectrum allocations. As MADA wireless broadband boosts speeds and high reliability wireless services with intentions to introduce new services to existing and future customers, the DragonWave solution will adapt flexibly, with simple software upgrades.

“DragonWave microwave backhaul solutions are engineered to streamline operators’ deployments by eliminating obstacles, whether it be a spectral, performance or operational issue, so that they can quickly and cost-effectively introduce innovative and competitive services that ensure their ongoing profitability and success,” said Peter Allen, President and Chief Executive Officer of DragonWave. “We are proud to have been selected by MADA as its supplier for microwave backhaul, and we look forward to working with them as they continue to pursue their ambitious growth strategy.”

Delivering from 2 to 4 Gbps per link, Horizon Quantum offers dual-channel capability in a split-mount system that increases spectral efficiency, capacity, nodal intelligence and operational simplicity. In addition, the Horizon Quantum’s integrated switching provides aggregation and restoration in a single unit, providing operators the capacity and reliability for future applications and services in a mobile backhaul solution that can be quickly and cost-effectively, deployed today.

Horizon Compact is an easily installed high-capacity, packet microwave system that integrates the radio and modem into a single outdoor unit, eliminating rack congestion and minimizing collocation space. Horizon Compact’s 800 Mbps capacity per link, Hitless Automatic Adaptive Modulation, and ring/mesh support mean maximum performance and throughput, as well as sophisticated remote management and troubleshooting features that lend to lifecycle cost savings.

About MADA Communications

MADA Communications Company is a leading Wireless Service Provider, offering Wireless Broadband, Internet and Intranet communication services in line with today’s wireless advanced technologies. MADA is a pioneer in Wireless Broadband Data Communications within the State of Kuwait since mid-80’s, initially serving the Ministry of Communications of Kuwait as a telecommunications consulting firm. In 1997, MADA chose to diversify their business and embrace Wireless Technology.  MADA’s success is based on its customers both past and present, ranging from various areas of business such as the Government Sector, Oil Sector, Financial Sector, and Commercial Customers. MADA’s future plan is to include individuals and residential areas to its expanding agenda in order to be the ultimate internet solution for every user. Our fundamentals are built on passion of innovation. MADA provides their customers with new technology to manage the environmental impact. From responsible Service Provider to Corporate Advanced Technology, MADA strives to be a Leader in environmental sustainability.

About DragonWave

DragonWave® is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks.  DragonWave’s carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably.  The principal application of DragonWave’s portfolio is wireless network backhaul, including a range of products ideally suited to support the emergence of underlying small cell networks.  Additional solutions include leased line replacement, last mile fiber extension and enterprise networks.  DragonWave’s corporate headquarters is located in Ottawa, Ontario, with sales locations in Europe, Asia, the Middle East and North America.  For more information, visit http://www.dragonwaveinc.com.

DragonWave® and Horizon® are registered trademarks of DragonWave Inc.

Forward-Looking Statements

Certain statements in this release constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements include statements as to DragonWave’s growth opportunities and the potential benefits of, and demand for, DragonWave’s products.  These statements are subject to certain assumptions, risks and uncertainties, including our view of the relative position of DragonWave’s products compared to competitive offerings in the industry. Readers are cautioned not to place undue reliance on such statements.  DragonWave’s actual results, performance, achievements and developments may differ materially from the results, performance, achievements or developments expressed or implied by such statements. Risk factors that may cause the actual results, performance, achievements or developments of DragonWave to differ materially from the results, performance, achievements or developments expressed or implied by such statements can be found in the public documents filed by DragonWave with U.S. and Canadian securities regulatory authorities. DragonWave assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by law.

Media Contacts

Nadine Kittle Marketing Communications DragonWave Inc. nkittle@dragonwaveinc.com Tel: 613-599-9991 ext 2262	Russell Frederick CFO DragonWave Inc. rfrederick@dragonwaveinc.com Tel: 613-599-9991 ext 2253	Becky Obbema Interprose Public Relations (for DragonWave) Becky.Obbema@interprosepr.com Tel: (408) 778-2024